Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2018 and 2019. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2018 and 2019 and related notes thereto, or Unaudited Interim Financial Statements, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2018, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2018, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC.

Unless otherwise indicated or the context otherwise requires, all references to “Qutoutiao” or the “company,” “we,” “our,” “ours,” “us,” or similar terms refer to Qutoutiao Inc., its consolidated variable interest entities and their respective subsidiaries, as the context requires; all references to “DAUs” refer to the number of unique mobile devices that accessed our relevant mobile application on a given day; all references to “combined average DAUs” for a particular period refer to the average of the DAUs for all of our mobile applications on each day during that period; all references to “MAUs” refer to the number of unique mobile devices that accessed our relevant mobile application in a given month; and all references to “combined average MAUs” for particular period refer to the average of the MAUs for all our mobile applications in each month during that period.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Recent Developments

On July 16, 2019, we began to undergo product upgrades and temporarily suspended content updates and certain commercial activities on Midu Novels in compliance with regulatory requirements, and have subsequently resumed its regular content updates and commercial activities since October 16, 2019.

On August 22, 2019, Shanghai Jifen Culture Communications Co., Ltd., or Shanghai Jifen, one of our consolidated entities, obtained an Internet News License from the Cyberspace Administration of China.

On September 24, 2019, our subsidiary, Fun Literature Limited, completed a series B financing of US$100 million, which was led by CMC Capital and followed by our company. CMC Capital subscribed 8,794,703 series B preferred shares at a price of US$5.69 per share for a total cash consideration of US$50 million.

On September 27, 2019, we issued an aggregate of 1,480,123 Class A ordinary shares to Haitong International Investment Solutions Limited pursuant to various agreements entered into between us, Shanghai Dongfang Newspaper Co., Ltd. and its subsidiaries, or collectively, The Paper, and certain other parties. Upon the completion of this issuance, The Paper is deemed to beneficially own approximately 2.0% of our total enlarged issued and outstanding share capital and has the right to designate one director to our board of directors. The Paper will also carry out the performance with a fee charge of certain strategic cooperation agreements with Shanghai Jifen, the consolidated VIE, for certain years. In addition, Shanghai Jifen has issued equity interests representing 1% of its enlarged share capital to The Paper. We believe Shanghai Quyun, our wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Shanghai Jifen as it continues to have a controlling financial interest in Shanghai Jifen pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

Risk Factors

This section includes material updates in certain risks relating to us during the six months ended June 30, 2019, any of which we believe could materially and adversely affect our business, financial conditions and results of operations. This section is a supplement to and should be read in conjunction with the section titled “Risk Factors” included in the Annual Report.

The Chinese government may prevent us from distributing content that it believes is noncompliant and we may be subject to penalties for such content or we may have to interrupt or suspend the operation of our platform to comply with these regulatory requirements from time to time, which may materially and adversely affect our results of operation.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene, defamatory, misleading or inappropriately satirical, incites violence, endangers the national security, concerns politically sensitive topics, or contravenes the national interest. In the past, new downloads of certain mobile content aggregator applications and mobile news applications were temporarily blocked and suspended for different lengths of time, ranging from a few days to weeks, following the publication of content considered to be noncompliant. In July 2018, PRC governmental and regulatory authorities responsible for “eradicating pornography and illegal publications” announced new coordinated efforts to regulate and control the nascent online short video sector, including citations against 19 online short video platforms which allegedly had disregarded repeated warnings not to distribute content deemed by the authorities as obscene, misleading, pornographic, violent, infringing, sensationalist, deviant from socialist core values, harmful to younger viewers, or otherwise unlawful or detrimental. Of these 19 platforms, 15 had their applications removed from app stores and new downloads blocked; among these 15 platforms, three also had their operations suspended by relevant authorities. Any such future suspension in operations or downloads of our mobile applications for this or other reasons may negatively affect our relationships with users and advertisers, and adversely affect our business and results of operations.

While we strive to comply with applicable regulatory requirements and other obligations we may have with respect to our operation, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, any of which could cause us to lose users and customers and may materially and adversely affect our business, results of operations and financial condition. For example, in order to comply with recent regulatory requirements, we undertook product upgrades and temporarily suspended content updates and certain commercial activities on Midu Novels from July 16 to October 15, 2019. Midu Novels has resumed regular content updates and commercial activities since October 16, 2019. We have endeavored to use our technologies, employees and other resources in a manner that complies with applicable regulatory requirements, and as such, we believe that the likelihood of our receiving material administrative penalties is relatively remote. However, there can be no assurance that similar suspensions relating to our mobile applications will not recur in the future, or that such incidents will not result in loss of users, advertisers and revenue, reputational damage to us, or have an adverse effect on our business and results of operations.

The Chinese government may continue to implement stricter standards for compliant content and increase enforcement against content considered to be noncompliant. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our mobile applications, or to limit or regulate any current or future content or services available to users on our platform, our business could be significantly harmed. Although we have adopted internal procedures to monitor the content displayed on our platform, due to the significant amount of content, including user generated content, we may not be able to identify all the content that may violate relevant laws and regulations, whether or not due to our fault or oversight in content monitoring. Failure to identify and prevent inappropriate or illegal content from being displayed on our platform may subject us to penalties, including suspension of operations.

Moreover, as the interpretation of noncompliant content is vague and subjective in many cases, and the definition of noncompliant content may be subject to constant changes, it is not always possible to determine or predict what content might be considered noncompliant under existing restrictions, or what restrictions might be imposed in the future. Chinese government authorities may also prohibit the marketing of other types of wireless value-added services and contents through mobile applications, which could materially and adversely affect our business, results of operations and financial condition.

We have incurred net losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

We have grown rapidly over the past several years. Our net revenues have increased rapidly from RMB58.0 million in 2016 to RMB517.1 million in 2017, and further to RMB3,022.1 million in 2018, and from RMB717.8 million for the six-months ended June 30, 2018 to RMB2,504.8 million (US$364.9 million) for the same period in 2019. Our gross profit has increased significantly from RMB50.8 million in 2016 to RMB440.6 million in 2017, and further to RMB2,518.5 million in 2018, and from RMB571.8 million for the six-months ended June 30, 2018 to RMB1,864.2 million (US$271.5 million) for the same period in 2019. However, you should not rely on our revenue and gross profit from any previous period as an indication of our revenue or revenue growth or our gross profit or gross profit growth in future periods. Our revenue or gross profit growth rate may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, as well as other risks described in this prospectus.

We incurred loss from operations of RMB10.9 million, RMB95.4 million and RMB1,981.6 million for the years ended December 31, 2016, 2017 and 2018, respectively, and RMB521.9 million and RMB1,268.0 million (US$184.7 million) for the six months ended June 30, 2018 and 2019, respectively. We had negative cash flows from operating activities of RMB434.8 million and RMB1,265.1 million (US$184.3 million) for 2018 and the six months ended June 30, 2019, respectively. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. Accordingly, ADS holders, including holders that acquired ADSs in a secondary transaction, are subject to these provisions of the deposit agreement to the extent permitted by applicable law. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Key Operating Metrics

We regularly review several key operating metrics to evaluate our business and measure our performance. The following table sets forth key operating metrics relating to our mobile applications.

	For the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2018				2019
	(in millions, except for daily time spent data)
Installed users as of the end of the period	99.4	139.1	227.7	334.8	437.1	550.8
Combined average MAUs during the period	28.0	34.1	65.2	93.8	111.4	119.3
Combined average DAUs during the period	11.3	12.6	21.3	30.9	37.5	38.7
Average daily time spent per DAU during the period (minutes)	32.5	47.0	55.9	63.1	62.1	60.0

We view installed users as a measure of the size of our user base, and we view combined average MAUs and combined average DAUs as measures of the size of active user base and user engagement. Installed users, combined average MAUs and combined average DAUs rapidly increased during the periods presented. Increases in these measures were mainly driven by our user loyalty programs, light entertainment-oriented content and content recommendation technology.

We monitor average daily time spent per DAU to measure the level of user engagement on our platform. Average daily time spent per DAU for our mobile applications increased from approximately 47.0 minutes in the three months ended June 30, 2018 to approximately 60.0 minutes in the three months ended June 30, 2019, which was mainly driven by our continuous efforts in enriching our product and content offerings to include more engaging contents, such as short videos, games and live streaming.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive loss, both in absolute amount and as a percentage of our net revenues, for the periods indicated. This information have been derived from and should be read together with our Unaudited Interim Consolidated Financial Statements. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues(1):
Advertising and marketing revenues	669,871	2,445,180	356,181
Other revenue	47,964	59,616	8,684

Net revenues	717,835	2,504,797	364,865

Cost of revenues(2)
Advertising and marketing services costs(4)	(1,144)	(97,236)	(14,164)
Content procurement costs	(57,281)	(211,594)	(30,822)
Bandwidth costs	(35,268)	(223,500)	(32,556)
Cultural development fee and surcharges	(16,586)	(39,110)	(5,698)
Others	(35,714)	(69,199)	(10,080)

Total cost of revenues	(145,993)	(640,639)	(93,320)

Gross profit	571,842	1,864,157	271,545
Operating expenses(2):
Research and development expenses	(62,912)	(376,702)	(54,873)
Sales and marketing expenses	(836,940)	(2,618,720)	(381,460)
General and administrative expenses	(193,886)	(147,549)	(21,493)

Total operating expenses	(1,093,738)	(3,142,971)	(457,825)

Other operating income	—	10,790	1,572

Loss from operations(3)	(521,897)	(1,268,023)	(184,708)

Interest income	5,389	30,355	4,422
Interest expense	—	(8,486)	(1,236)
Foreign exchange related gains/(losses), net	2,098	(2,535)	(369)
Other expenses	(26)	(2,008)	(293)

Loss before income taxes	(514,436)	(1,250,698)	(182,185)

Income tax benefits	—	1,202	175

Net loss	(514,436)	(1,249,496)	(182,010)
Net loss attributable to non-controlling interests	—	211	31

Net loss attributable to Qutoutiao Inc.	(514,436)	(1,249,286)	(181,979)

Accretion to convertible redeemable preferred shares redemption value	(58,964)	(5,294)	(771)
Deemed dividend to preferred shareholders	(1,917)	—	—

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(575,316)	(1,254,579)	(182,750)

Net loss	(514,436)	(1,249,496)	(182,010)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	(12,562)	(15,208)	(2,215)

Total comprehensive loss	(526,998)	(1,264,704)	(184,225)

Comprehensive loss attributable to non-controlling interests	—	211	31

Comprehensive loss attributable to Qutoutiao Inc.	(526,998)	(1,264,494)	(184,194)

Net loss per ADS (one Class A ordinary share equals four ADSs):
— Basic and diluted	(5.93)	(5.00)	(0.73)
Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	96,953,296	250,737,044	250,737,044

— Diluted	96,953,296	250,737,044	250,737,044

(1)	Revenues from transactions with related parties are set forth below for the periods indicated:

	For the six months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Advertising and marketing revenues	1,183	144,462	21,043
Other revenue	5,293	—	—

(2)	Cost of revenues and operating expenses from transactions with related parties are set forth below for the periods indicated:

	For the six months ended June 30,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	3,368	0.5	14,758	2,150	0.6
Research and development expenses	—	—	—	—	—
Sales and marketing expenses	4,918	0.7	669	97	0.03
General and administrative expenses	—	—	—	—	—

(3)	We recognized share-based compensation expenses of RMB185.4 million and RMB135.6 million (US$19.7 million) in the six months ended June 30, 2018 and 2019, respectively.
(4)

Advertising and marketing services costs refer to commissions retained by third-party advertising agents, and costs paid to suppliers or vendors for our new integrated and customized marketing solutions services.

Non-GAAP Financial Measure

We use non-GAAP net loss attributable to Qutoutiao Inc., which is a non-GAAP financial measure, in evaluating our results of operations and for financial and operational decision-making purposes. Non-GAAP net loss attributable to Qutoutiao Inc. represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses. We believe that such non-GAAP financial measure help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss attributable to Qutoutiao Inc. We believe that such non-GAAP financial measure also provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	For the six months ended June 30,
	2018	2019
	RMB	RMB	US$
	(unaudited) (in thousands)
Net loss attributable to Qutoutiao Inc.	(514,436)	(1,249,286)	(181,979)
Add: Share-based compensation expenses
Cost of revenue	1,430	3,286	479
General and administrative	173,841	59,639	8,687
Sales and marketing	3,393	18,867	2,748
Research and development	6,720	53,780	7,834

Non-GAAP net loss attributable to Qutoutiao Inc.	(329,052)	(1,113,714)	(162,231)

Comparison of the Six Months Ended June 30, 2019 and 2018

Revenues. Our net revenues increased significantly from RMB717.8 million in the six months ended June 30, 2018 to RMB2,504.8 million (US$364.9 million) in the six months ended June 30, 2019:

•

Advertising and marketing revenues. Our advertising and marketing revenues increased significantly from RMB669.9 million in the six months ended June 30, 2018 to RMB2,445.2 million (US$356.2 million) in the six months ended June 30, 2019. The increase was primarily due to (1) increases in our user base, time spent by our users on our mobile applications, our ability to monetize user traffic and our business expansion in advertising, and, to a lesser extent, (2) launch of our new integrated and customized marketing solution services to our customers since May 2019.

•

Other revenues. Our other revenues increased by 24.2% from RMB48.0 million in the six months ended June 30, 2018 to RMB59.6 million (US$8.7 million) in the six months ended June 30, 2019. The increase was primarily due to the expanding scale and the increasing sophistication of our advertising platform.

Cost of Revenues. Our cost of revenues increased significantly from RMB146.0 million in the six months ended June 30, 2018 to RMB640.6 million (US$93.3 million) in the six months ended June 30, 2019 primarily due to the continued growth of our business. Share-based compensation expenses recognized in cost of revenues increased from RMB1.4 million in the six months ended June 30, 2018 to RMB3.3 million (US$0.5 million) in the six months ended June 30, 2019. Cost of revenues as a percentage of our net revenues increased from 20.3% in the six months ended June 30, 2018 to 25.6% in the six months ended June 30, 2019 primarily due to (1) increased advertising and marketing services costs retained by the third-party advertising agents, and costs paid to suppliers or vendors for the tailored marketing services, (2) increased content procurement costs in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, (3) increased salaries and benefits paid associated with an increase in the number of employees responsible for content review and management in the six months ended June 30, 2019 and (4) increased bandwidth costs due to increase in our MAUs and DAUs as well as our business focus on short videos which consume more bandwidth than articles.

Gross Profit. Our gross profit increased significantly from RMB571.8 million in the six months ended June 30, 2018 to RMB1,864.2 million (US$271.5 million) in the six months ended June 30, 2019. Gross margin decreased from 79.7% in the six months ended June 30, 2018 to 74.4% in the six months ended June 30, 2019 primarily due to the increase of information technology infrastructure cost as a result of we enriching our product offerings to include more engaging contents such as short videos, games and live-streaming.

Operating Expenses. Our total operating expenses increased significantly from RMB1,093.7 million in the six months ended June 30, 2018 to RMB3,143.0 million (US$457.8 million) in the six months ended June 30, 2019:

•

Research and development expenses. Our research and development expenses increased significantly from RMB62.9 million in the six months ended June 30, 2018 to RMB376.7 million (US$54.9 million) in the six months ended June 30, 2019. The increase was primarily due to an increase in our researcher headcount as part of our continued research and development efforts to enhance our technological capability. Share-based compensation expenses recognized in research and development expenses increased from RMB6.7 million in the six months ended June 30, 2018 to RMB53.8 million (US$7.8 million) in the six months ended June 30, 2019. Research and development expenses as a percentage of our net revenues increased from 8.8% in the six months ended June 30, 2018 to 15.0% in the six months ended June 30, 2019.

•

Sales and marketing expenses. Our sales and marketing expenses increased significantly from RMB836.9 million in the six months ended June 30, 2018 to RMB2,618.7 million (US$381.5 million) in the six months ended June 30, 2019. The increase was primarily due to increase in user engagement expenses, user acquisition expenses and other sales and marketing expenses.

User engagement expenses increased significantly from RMB438.1 million in the six months ended June 30, 2018 to RMB1,030.3 million (US$150.1 million) in the six months ended June 30, 2019, primarily due to our enlarged user base. User engagement expenses consist of the costs of engagement-based loyalty points associated with our user loyalty programs to promote user engagement and retention for our Qutoutiao mobile application and Midu Novels Lite mobile application. User engagement expenses as a percentage of net revenues decreased from 61.0% in the six months ended June 30, 2018 to 41.1% in the six months ended June 30, 2019, primarily due to our continued efforts in optimizing our user engagement expenses and the temporary non-incurrence of such expenses for certain products such as Midu Novels.

User acquisition expenses increased significantly from RMB358.2 million in the six months ended June 30, 2018 to RMB1,463.2 million (US$213.1 million) in the six months ended June 30, 2019. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing, and the increase was primarily driven by our continued strategic investments in enlarging user base. User acquisition expenses per new installed user increased by 20.3% from RMB5.47 in the six months ended June 30, 2018 to RMB6.58 (US$0.96) in the six months ended June 30, 2019.

Other sales and marketing expenses increased significantly from RMB40.6 million in the six months ended June 30, 2018 to RMB125.2 million (US$18.2 million) in the six months ended June 30, 2019, primarily due to (1) an increase in brand campaigns and promotions as we continued to strengthen our brand recognition and (2) an increase in share-based compensation expenses from RMB3.4 million in the six months ended June 30, 2018 to RMB18.9 million (US$2.7 million) in the six months ended June 30, 2019.

The result of the foregoing contributed to a decrease in sales and marketing expenses as a percentage of our net revenues from 116.6% in the six months ended June 30, 2018 to 104.5% in the six months ended June 30, 2019.

•

General and administrative expenses. Our general and administrative expenses decreased by 23.9% from RMB193.9 million in the six months ended June 30, 2018 to RMB147.5 million (US$21.5 million) in the six months ended June 30, 2019. This decrease was primarily due to a decrease in share-based compensation expenses recognized from RMB173.8 million in the six months ended June 30, 2018 to RMB59.6 million (US$8.7 million) in the six months ended June 30, 2019, which was primarily due to non-incurrence of the share-based compensation expense recognized in 2018 related to certain ordinary shares beneficially owned by certain co-founders that became restricted pursuant to share restriction deeds entered into in January 2018 and fully vested upon completion of our initial public offering in September 2018. This also contributed to a decrease in general and administrative expenses as a percentage of our net revenues from 27.0% in the six months ended June 30, 2018 to 5.9% in the six months ended June 30, 2019.

Other operating income. Our other operating income increased significantly from nil in the six months ended June 30, 2018 to RMB10.8 million (US$1.6 million) in the six months ended June 30, 2019, primarily due to the increase in our tax deduction as a result of a new tax regulation effective from April 1, 2019.

Interest income. Our interest income increased significantly from RMB5.4 million in the six months ended June 30, 2018 to RMB30.4 million (US$4.4 million) in the six months ended June 30, 2019, primarily due to an increase in the average amount of our cash and cash equivalents from the proceeds from the Convertible Loan advanced by Alibaba, and the proceeds from our follow-on offering in April 2019.

Interest expense. Our interest expense increased significantly from nil in the six months ended June 30, 2018 to RMB8.5 million (US$1.2 million) in the six months ended June 30, 2019, primarily due to incurrence of the interest expenses associated with the Convertible Loan advanced by Alibaba, which will be paid upon maturity or otherwise be waived in case of conversion.

Foreign exchange related gains/(losses), net. We recognized foreign exchange related loss, net, of RMB2.5 million (US$0.4 million) in the six months ended June 30, 2019, compared to the RMB2.1 million foreign exchange related gains, net, we recognized in the six months ended June 30, 2018.

Income tax (expenses)/benefits. We did not incur any income tax expenses in the six months ended June 30, 2018 and 2019 due to tax loss status. We recorded income tax benefits of RMB1.2 million (US$0.2 million) in the six months ended June 30, 2019.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests represents a subsidiary’s cumulative result of operation in deficit attribute to non-controlling shareholders. We recorded net loss attributable to non-controlling interests of RMB210,500 (US$30,700) in the six months ended June 30, 2019. We did not record net loss attributable to non-controlling interests in the six months ended June 30, 2018.

Net loss attributable to Qutoutiao Inc. As a result of the foregoing, our net loss attributable to Qutoutiao Inc. increased significantly from RMB514.4 million in the six months ended June 30, 2018 to RMB1,249.3 million (US$182.0 million) in the six months ended June 30, 2019.

Non-GAAP net loss attributable to Qutoutiao Inc. Non-GAAP net loss attributable to Qutoutiao Inc., which represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses, increased significantly from RMB329.1 million in the six months ended June 30, 2018 to RMB1,113.7 million (US$162.2 million) in the six months ended June 30, 2019.

Liquidity and Capital Resources

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity or debt investors and adjust the pace of our operation expansion and control the related expense to fund our general operations and capital expansion needs. Our liquidity has historically been sufficient to meet our working capital and capital expenditure requirements.

In September 2018, we completed our initial public offering in which we issued and sold 13,800,000 ADSs, representing 3,450,000 Class A ordinary shares, at a price of US$7.00 per ADS for a total net proceeds of US$85.9 million.

On March 28, 2019, we and Alibaba entered into a convertible loan agreement. Pursuant to the agreement, Alibaba advanced approximately US$171.1 million in aggregate principal amount of Convertible Loan to us on April 4, 2019. The Convertible Loan is convertible into our Class A ordinary shares at Alibaba’s option at a conversion price of US$60 per share, equivalent to US$15 per ADS. Upon full conversion of the Convertible Loan, we will issue new shares to Alibaba, representing approximately 4.0% of our share capital as of the date hereof. Interest of 3% per annum will accrue on the Convertible Loan, which will be waived in case of conversion or payable at maturity. The Convertible Loan will mature on April 4, 2022, unless previously repaid or converted in accordance with their terms prior to such date.

In April 2019, at a follow-on offering, we issued and sold an additional 3,327,868 ADSs, representing 831,917 Class A ordinary shares, at a public offering price of US$10.00 per ADS for a total net proceeds of US$31.0 million.

On September 24, 2019, our subsidiary, Fun Literature Limited, completed a series B financing of US$100 million, which was led by CMC Capital and followed by our company. CMC Capital subscribed 8,794,703 series B preferred shares at a price of US$5.69 per share for a total cash consideration of US$50 million.

We incurred losses from operations of RMB521.9 million and RMB1,268.0 million (US$184.7 million) for the six months ended June 30, 2018 and 2019, respectively.

We had negative cash flows from operating activities of RMB141.7 million and RMB1,265.1 million (US$184.3 million) for six months ended June 30, 2018 and 2019, respectively.

As of June 30, 2019, we had cash and cash equivalent of RMB2,103.5 million (US$306.4 million), short-term investments of RMB184.1 million (US$26.8 million), and working capital of RMB1,614.7 million (US$235.2 million). For the six months ended June 30, 2019, we incurred sales and marketing expenses of RMB1,463.2 million (US$213.1 million) for acquiring new users. We are able to adjust the pace of our operation expansion and control the related expenses based on our assessment of our overall liquidity position.

Based on our current operating plan, we believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months from the date of this report on Form 6-K. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash used in operating activities	(141,738)	(1,265,118)	(184,285)
Net cash provided by/(used in) investing activities	70,043	(116,420)	(16,959)
Net cash provided by financing activities	1,501,333	1,313,464	191,328
Net increase in cash and cash equivalents	1,429,638	(68,075)	(9,916)
Effect of exchange rate changes on cash and cash equivalents	58,202	(14,734)	(2,146)
Cash and cash equivalents at beginning of the period	278,458	2,186,288	318,469
Cash and cash equivalents at the end of the period	1,766,299	2,103,480	306,406

Operating Activities

Net cash used in operating activities was RMB1,265.1 million (US$184.3 million) in the six months ended June 30, 2019, primarily due to net loss of RMB1,249.5 million (US$182.0 million), adjusted for (1) share-based compensation of RMB135.6 million (US$19.7 million), (2) amortization of right-of-use asset and interest of lease liabilities of RMB17.0 million (US$2.5 million) and (3) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB206.3 million (US$30.1 million), (ii) an increase in amount due from related parties of RMB104.1 million (US$15.2 million) and (iii) a decrease in registered users’ loyalty payable of RMB77.7 million (US$11.3 million), which was partially offset by (i) an increase in accounts payable of RMB123.9 million (US$18.1 million) and (ii) an increase in accrued liabilities and other current liabilities of RMB97.4 million (US$14.2 million).

Investing Activities

Net cash used in investing activities was RMB116.4 million (US$17.0 million) in the six months ended June 30, 2019, which were primarily attributable to (1) purchase of short-term investments of RMB2,204.2 million (US$321.1 million), (2) purchase of equity investments of RMB32.5 million (US$4.7 million) and (3) purchase of property and equipment mainly comprising investments in information technology infrastructure of RMB12.9 million (US$1.9 million), partially offset by proceeds from maturity of short-term investments of RMB2,135.9 million (US$311.1 million).

Financing Activities

Net cash provided by financing activities was RMB1,313.5 million (US$191.3 million) in the six months ended June 30, 2019, which was primarily attributable to proceeds from the Convertible Loan advanced by Alibaba, and the proceeds from public offerings, net of issuance costs, partially offset by payment for repurchase of ordinary shares.

Capital Expenditures

We made capital expenditures of RMB5.8 million and RMB12.9 million (US$1.9 million) in the six months ended June 30, 2018 and 2019, respectively. The increase in capital expenditures from the six months ended June 30, 2018 to the six months ended June 30, 2019 was primarily due to the investments in information technology infrastructure such as computers. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our contractual obligations as of June 30, 2019:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Content fee	326,750	47,597	102,397	224,353	—	—
Capital and other commitments	215,219	31,350	178,967	36,252	—	—

Total	541,969	78,947	281,364	260,605	—	—

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	our goal and strategies;

•	our ability to maintain and strengthen our position as a leader amongst mobile content platform companies in China’s mobile content industry;

•	our expansion plans;

•	our ability to monetize through advertising and other products and services that we plan to introduce;

•	our future business development, financial condition and results of operations;

•	our expectation regarding the use of proceeds from this sale;

•	PRC laws, regulations, and policies relating to the Internet and Internet content providers; and

•	general economic and business conditions.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.